SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 12B-25

                                   Commission  File  Number:        0-26410
                                                              -------------


                          NOTIFICATION OF LATE FILING

  (Check One):  [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
                [ ] Form 10-Q   [ ] Form N-SAR

                  For Period Ended:        December 31, 1996
                                      ----------------------

   [ ] Transition Report on Form 10-K  [ ] Transition Report on From 10-Q
   [ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K

              For the Transition Period Ended: _________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

Full  name  of  registrant:                     Jayhawk Acceptance Corporation
                               -----------------------------------------------
Former  name  if  applicable

Address  of  principal  executive  office  (Street  and  number)
                               Bryan  Tower,  2001  Bryan  Street,  Suite  600
                               -----------------------------------------------
City,  state  and  zip  code   Dallas,  Texas  75201
                               ---------------------

                                    PART II
                            RULE 12B-25 (B) AND (C)

     If  the  subject report could not be filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  appropriate  box.)

[X]     (a)     The reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)     The  accountant's  statement  or other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     As a result of the voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code filed by Jawyhawk Acceptance Corporation (the "Company") on February 7, 1996 (the "Bankruptcy"), the relocation of the Company's corporate offices in connection therewith and the reduction and changes in the Company's management, the Company was not able to complete and file its annual report on Form 10-K for the year ended December 31, 1996 by March 31, 1997 without unreasonable effort and expense. The Company will file its annual report on Form 10-K for the year ended December 31, 1996 on or before the 15th calendar day following the prescribed due date.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       C.  Fred  Jackson                        214            754-1022
    ----------------------                   --------         ----------
            (Name)                          (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X]  Yes    [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X]  Yes    [  ]  No

                                SEE EXHIBIT A.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Jayhawk  Acceptance  Corporation
               ----------------------------------------------
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date          March  31,  1997            By  /s/ C. Fred Jackson
              ----------------                -------------------
                                                  C.  Fred  Jackson
                                                  Senior  Vice  President  and
                                                  Chief  Financial  Officer

                                   EXHIBIT A
                                   ---------

The Company has experienced a significant change in its results of operations for the three months and year ended December 31, 1996, as compared with the same periods in 1995. The Company reported a net loss of $(7,940,000), or $(0.33) per share, for the three months ended December 31, 1996, compared to net income of $1,794,000, or $0.09 per share, for the same quarter in 1995. Revenues for the fourth quarter of 1996 were $16,174,000, versus $7,545,000 for the same quarter of 1995. Net income for the full year 1996 was $91,000, or $0.00 per share compared to net income of $4,900,000, or $0.26 per share in 1995. Revenues for 1996 were $53,566,000, compared to $21,788,000 in 1995.
The fourth quarter net loss is attributable to a special charge of $15,500,000 taken to increase the allowance for credit losses. The special charge resulted from the Company's reevaluation of the recoverability of advances made to certain of its participating dealers. As a result of this reevaluation the Company has terminated its relationship with certain dealers and changed the basis upon which the Company is willing to purchase installment contracts with others.


                          Jayhawk Acceptance Corporation
                      (In thousands, except per share data)
                                   (Unaudited)

                          Consolidated Income Statements


                                            Three Months Ended   Twelve Months Ended
                                                December 31,       December 31,
                                                ------------       ------------
                                               1996      1995     1996     1995
                                             ---------  -------  -------  -------
REVENUE:
     Finance charges                         $ 12,081   $ 6,146  $41,905  $17,693
     Dealer fees                                2,691     1,399    8,455    4,095
     Service contracts                          1,402        --    3,206       --
                                             ---------  -------  -------  -------

          Total revenue                        16,174     7,545   53,566   21,788

COSTS AND EXPENSES:
     Sales and marketing                        3,072     1,623    9,198    4,730
     Operating                                  5,496     2,513   16,604    7,408
     Provision for credit losses               16,887       791   20,062    2,243
     Provision for service contract claims        505        --    1,310       --
     Interest                                   2,253       537    6,268    1,320
                                             ---------  -------  -------  -------

   Total costs and expenses                    28,213     5,464   53,442   15,701

Income (loss) before income taxes             (12,039)    2,081      124    6,087
Income taxes                                   (4,099)      287       33    1,187
                                             ---------  -------  -------  -------
Net income (loss)                            $ (7,940)  $ 1,794  $    91  $ 4,900
                                             =========  =======  =======  =======

Net income (loss) per share                  $  (0.33)  $  0.09  $  0.00  $  0.26
                                             =========  =======  =======  =======
Weighted average common and common
equivalent shares outstanding                  24,270    20,800   23,274   18,732
                                             =========  =======  =======  =======




                                 Financial Highlights


                                             Three Months Ended    Twelve Months Ended
                                                December 31,          December 31,
                                                ------------          ------------
                                               1996       1995      1996       1995
                                             ---------  --------  ---------  ---------
Contracts accepted in units                    19,494    15,650     77,117     44,495
Additions to gross contracts receivable      $118,442   $82,678   $441,605   $219,605

Performance ratios:
    Return on average equity                  (33.83)%    15.06%      0.13%     16.17%
     Net interest margin                        11.14%    15.55%     13.17%     16.16%

Credit Quality Ratios:
     Annualized net charge-offs against
        allow to avg. installment contract       0.53%     0.25%      1.34%      0.46%
        receivables
     Percentage of gross installment
        contracts receivable in non-accrual     31.40%    19.70%     31.40%     19.70%
        status